UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                           SEC File Number: 000-21153

(Check One):
[ ] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [X] Form 10-Q   [ ] Form N-SAR

                       For Period Ended: March 31, 2000
                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR
                       For the Transition Period Ended:

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Read Instruction (on back page) Before Preparing Form.  Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

     Alyn Corporation
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Full Name of Registrant

     N/A
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Former Name if Applicable

     16761 Hale Avenue
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Address of Principal Executive Office (Street and Number)

     Irving, CA 92606
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City, State and Zip Code


PART II -- RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    | (a)   The reasons described in reasonable detail in Part III of this form
    |       could not be eliminated without unreasonable effort or expense;
    |
    | (b)   The subject annual report, semi-annual report, transition report on
    |       Form 10-K, Form 20-F, 11-K, or Form N-SAR, or portion thereof, will
[X] |       be filed on or before the fifteenth calendar day following the
    |       prescribed due date; or the subject quarterly report or transition
    |       report on Form 10-Q, or portion thereof will be filed on or before
    |       the fifth calendar day following the prescribed due date; and
    |
    | (c)   The accountant's statement or other exhibit required by Rule
    |       12b-25(c) has been attached if applicable.


PART III -- NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Alyn Corporation (the "Company") must obtain review of interim financial information by their independent auditors for their Form 10-Q for fiscal quarter ended March 31, 2000. In January 2000, the Company engaged Deloitte & Touche LLP to replace PricewaterhouseCoopers as its independent auditors. The change in accounting firms affected the completion of the year-end audit for 1999 because Deloitte & Touche initiated the audit later than planned and took longer to complete it than expected. Therefore, Deloitte & Touche LLP was unable to start the review of the 10-Q, which is now required by the new rules of the Securities and Exchange Commission (Release No. 34-42266; File No. S7-22-99), effective January 31, 2000, as early as initially expected. Deloitte & Touche now requires more time to review the 10-Q. Alyn Corporation has concluded, therefore, that the 10-Q cannot be completed on a timely basis without unreasonable effort and expense. Alyn Corporation will file the 10-Q as soon as reasonably practicable.

The Company respectfully requests an extension of time pursuant to Rule 12b-25 to file its Form 10-Q for fiscal quarter ended March 31, 1999.

(ATTACH EXTRA SHEETS IF NEEDED)

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

     Negar Nabavinejad              (212)                504-6757
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        (Name)                   (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no, identify report(s).

     [X] Yes     [ ] No

(3) Is it anticipated that any significant change in results or operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if separate, state the reasons why a reasonable estimate of the results cannot be made.



                                  Alyn Corporation
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date: May 12, 2000                      By: /s/ Ray E. Brooks
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INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

----------------------------------- ATTENTION ----------------------------------
            INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
               FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).
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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240/12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must have been completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report with the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Sec. 232.201 or Sec. 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Sec. 232.13(b) of this chapter).